AMENDMENT TO

INVESTMENT ADVISORY AGREEMENT

     This amendment is made to the Investment Advisory Agreement between Bretton Capital Management, LLC (the “Adviser”) and PFS Funds (the “Trust”) on behalf of the Bretton Fund (the “Fund”) and shall become effective as of January 1, 2020. It is mutually understood and agreed by and between the undersigned parties to amend paragraph 4 of the Investment Advisory Agreement to read as follows:

3. COMPENSATION OF THE ADVISER

     For all of the services to be rendered and payments to be made as provided in this Agreement, as of the last business day of each month, the Fund will pay you a fee at the annual rate of 1.35% of the average value of its daily net assets.

     The average value of the daily net assets of the Fund shall be determined pursuant to the applicable provisions of the Agreement and Declaration of Trust or a resolution of the Board of Trustees, if required. If, pursuant to such provisions, the determination of net asset value of the Fund is suspended for any particular business day, then for the purposes of this paragraph, the value of the net assets of the Fund as last determined shall be deemed to be the value of the net assets as of the close of the business day, or as of such other time as the value of the Fund’s net assets may lawfully be determined, on that day. If the determination of the net asset value of the Fund has been suspended for a period including such month, your compensation payable at the end of such month shall be computed on the basis of the value of the net assets of the Fund as last determined (whether during or prior to such month).

PFS Funds	Bretton Capital Management, LLC

By: /s/ Jeffrey R. Provence	By /s/ Stephen J. Dodson

Print Name: Jeffrey R. Provence	Print Name: Stephen J. Dodson

Title: Trustee, Secretary and Treasurer	Title: Managing Member

Date 12/10/2019	Date: 11/20/19